UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2026

Avraham Dreyfuss
Chief Financial Officer
FORTRESS CREDIT REALTY INCOME TRUST
1345 Avenue of the Americas
New York, NY. 10105

Re: FORTRESS CREDIT REALTY INCOME TRUST
Form 10-K for the year ended December 31, 2025
Filed on March 24, 2026
File No. 000-56685

Dear Avraham Dreyfuss:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction